Exhibit (23)
Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (no. 333-173386) on Form S-8 of Wells Fargo & Company of our report dated June 18, 2015 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of (1) Schedule G, Part III, nonexempt transactions for the year ended December 31, 2014, and (2) Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Wells Fargo & Company 401(k) Plan.

/s/ KPMG LLP

San Francisco, CA
June 18, 2015